EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 16, 2013

Seabridge Expands Camp Zone High Grade Gold Deposit at KSM

Toronto (Canada)…Seabridge Gold announced today results from the final 10 exploration holes drilled last summer on the newly discovered Camp Zone at its 100%-owned KSM Project in northwestern British Columbia. The new results include 10 intercepts above 10 grams of gold per tonne, confirming the high grade nature of this deposit which is favorably located at low altitude near planned infrastructure.

The Camp Zone was discovered last summer while systematically testing numerous geophysical targets and geological concepts with potential for higher copper and gold grades (see news release of September 5, 2012). Once the discovery was made, the 2012 Camp Zone drill program focused on expanding the lateral size of the deposit with relatively shallow holes which extended the strike continuity to 1500 meters. The deposit remains open in all directions. Results from this first program suggest that drilling to date may be high in the system with possible better grades below. The 2013 program will therefore focus on the potential for bonanza grades at depth.

The Camp Zone discovery is interpreted as an epithermal style gold occurrence containing significant widths of gold grades well above, and copper grades markedly below, the average for KSM’s proven and probable reserves. The Camp Zone appears to be chemically similar to Pretium’s neighboring Brucejack deposit and may be a structurally preserved portion of the upper part of the gold-copper porphyry mineral system which was not expected to be present on the KSM property. Mineralized zones are hosted in intermediate volcanic rocks and seem to represent multiple structural corridors with intensive hydrothermal alteration and crack-seal style veins. Hydrothermal alteration is characterized by silica-carbonate-clay composition containing stockwork veins and discrete chalcodonic or banded quartz-carbonate or quartz-adularia veins; sphalerite, galena and barite are often associated with local visible gold and electrum. Geochemically, the zone is depleted in copper, elevated in zinc and lead with a variable but generally low silver-to-gold ratio. Textural, mineralogical and chemical characteristics are consistent with a low-sulfidation epithermal system but additional investigations will help refine this interpretation.

Seabridge Chairman and CEO Rudi Fronk said: “We continue to be encouraged by this new discovery which appears to have the potential grade and size to make a significant contribution to KSM’s already robust economics. Although it is very early in the discovery process, this deposit may open up new options for developing KSM. Our $15 million exploration program for 2013 is designed to enhance our understanding of the Camp Zone while also pursuing several highly prospective copper-gold core zone targets.”

Final assay results from holes drilled in 2012 at the Camp Zone are:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)	Silver Grade (grams per tonne)
C-12-04	546.0 including including	161.0 167.0 327.5 344.0 353.0 357.5	168.5 168.5 336.5 348.5 375.5 360.5	7.5 1.5 9.0 4.5 22.5 3.0	2.40 10.20 2.55 2.47 3.02 16.29	5.3 23.1 12.4 7.3 12.0 53.5
C-12-05	144.0	26.5	28.5	2.0	2.48	7.2
C-12-06	600.3 including including including	263.5 324.0 358.5 375.0 456.7 458.0 494.3 510.7	264.7 325.5 376.5 376.5 477.0 458.6 522.8 511.2	1.2 1.5 18.0 1.5 20.3 0.6 28.5 0.5	10.25 6.65 3.15 28.70 1.49 16.85 1.93 11.95	170.0 3.8 7.7 23.5 8.7 48.2 2.6 2.5
C-12-07	497.3	191.0 445.0	272.0 481.0	81.0 36.0	1.42 1.33	8.9 1.5
C-12-08	447.0 including	39.5 51.5 154.0 259.5 268.5 367.2	52.0 52.0 184.9 262.5 284.5 381.5	12.5 0.5 30.9 3.0 16.0 14.3	0.79 10.65 1.77 1.48 1.18 1.04	5.3 64.7 5.0 6.0 4.1 2.3
C-12-09	494.7 including	190.8 192.6 449.0	193.1 193.1 450.2	2.3 0.5 1.2	3.45 13.40 1.43	7.8 23.0 0.6
C-12-10	600.3	138.0 249.0 532.6 596.8	144.7 257.0 556.0 600.3	6.7 8.0 23.4 3.5	1.25 1.03 1.27 8.83	4.6 2.4 3.5 9.1
C-12-11	396.0 including	102.1 181.0 200.0 200.0 326.0	102.7 185.0 206.5 201.5 329.6	0.6 4.0 6.5 1.5 3.6	8.50 1.12 6.61 27.50 1.28	494.0 3.3 3.4 5.9 0.4
C-12-12	310.0	69.0	108.2	39.2	2.23	10.6
C-12-13	615.5 including	224.8 495.1 546.7 565.4 613.0	227.5 515.7 569.3 567.3 615.3	2.7 20.6 22.6 1.9 2.3	3.15 1.14 1.86 9.82 1.12	4.1 1.5 0.8 2.1 9.6

Drill holes C-12-04 and C-12-05 were drilled across the intersections previously reported in C-12-03 in order to establish the orientation of mineral zones and consequently do not represent true widths of the mineralized zones. Drill holes C-12-04 and C-12-05 confirmed a north-south strike direction for the precious metal-bearing zones with a moderate dip to the west. The subsequent drill holes reported above were oriented to cross the mineralized target zones at right angles and their intercepts are believed to approximate true widths.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2012 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

SEABRIDGE GOLD

KSM 2012 DRILLING PROGRAM
Drill Hole Locations and Assay Results

- ■ 2012 Geotech Drill Holes
- ● 2012 Exploration Drill Holes
- ○ This Release

C-12-04:
2.4g/t Au, 5.3g/t Ag/ 7.5m
incl.10.2g/t Au, 23.1g/t Ag/ 1.5m
2.55g/t Au, 12.4g/t Ag/ 9m
2.47g/t Au, 7.3g/t Ag/ 4.5m
3.02g/t Au, 12g/t Ag/ 22.5m
incl.16.29g/t Au, 53.5g/t Ag/ 3m

C-12-05:
2.48g/t Au, 7.2g/t Ag / 3m

C-12-06:
10.25g/t Au, 170g/t Ag / 1.2m
6.65g/t Au, 3.8g/t Ag / 1.5m
3.15g/t Au, 7.7g/t Ag / 18m
incl.28.7g/t Au, 23.5g/t Ag / 1.5m
1.49g/t Au, 8.7g/t Ag / 20.3m
incl.16.85g/t Au, 48.2g/t Ag / 0.6m
1.93g/t Au, 2.6g/t Ag / 28.5m
incl.11.95g/t Au, 2.5g/t Ag / 0.5m

C-12-07:
1.42g/t Au, 8.9g/t Ag / 81m
1.33g/t Au, 1.5g/t Ag / 36m

C-12-08:
0.79g/t Au, 5.3g/t Ag / 12.5m
incl.10.65g/t Au, 64.7g/t Ag / 0.5m
1.77g/t Au, 5g/t Ag / 30.9m
1.48g/t Au, 6g/t Ag / 3m
1.18g/t Au, 4.1g/t Ag / 16m
1.04g/t Au, 2.3g/t Ag / 14.3m

NORTH MITCHELL
IRON CAP
Conceptual Block Cave Footprint
MTT
MITCHELL
ICEFIELDS
SULPHURETS
MCQUILLAN
CAMP
Seabridge
Pretium
KERR
Conceptual Open Pit Limits
C-12-13
C-12-06
C-12-10
C-12-11
C-12-03
C-12-07
C-12-08
C-12-01
C-12-12
C-12-02
C-12-09
C-12-04,05
CAMP ZONE
0 250 500
meters

C-12-09:
3.45g/t Au, 7.8g/t Ag / 2.3m
incl.13.4g/t Au, 23g/t Ag / 0.5m
1.43g/t Au, 0.6g/t Ag / 1.2m

C-12-10:
1.25g/t Au, 4.6g/t Ag / 6.7m
1.03g/t Au, 2.4g/t Ag / 8m
1.27g/t Au, 3.5g/t Ag / 23.4m
8.83g/t Au, 9.1g/t Ag / 3.5m

C-12-11:
8.5g/t Au, 494g/t Ag / 0.6m
1.12g/t Au, 3.3g/t Ag / 4m
6.61g/t Au, 3.4g/t Ag / 6.5m
incl.27.5g/t Au, 5.9g/t Ag / 1.5m
1.28g/t Au, 0.4g/t Ag / 3.6m

C-12-12:
2.23g/t Au, 10.6g/t Ag / 39.2m

C-12-13:
3.15g/t Au, 4.1g/t Ag / 2.7m
1.14g/t Au, 1.5g/t Ag / 20.6m
1.86g/t Au, 0.8g/t Ag / 22.65m
incl.9.82g/t Au, 2.1g/t Ag / 1.9m
1.12g/t Au, 9.6g/t Ag / 2.3m

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the accuracy and potential significance of exploration results, including interpretation of these results and whether a zone can make a significant contribution to KSM’s economics, and the anticipated completion of drilling and other exploration programs; (ii) the estimated amount and grade of mineral reserves and mineral resources; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iv) the amount of future production; (v) estimates of operating costs, net cash flow and economic returns from an operating mine; (vi) submission of an Environmental Impact Statement and permit applications for KSM and the timing thereof; and (vii) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net